Exhibit 19.1

December 2019

ORAGENICS, INC.

POLICY REGARDING INSIDER TRADING

Overview. The Board of Directors of Oragenics, Inc. has adopted this Policy Regarding Insider Trading (the “Policy”) to assist compliance with federal securities laws that prohibit insider trading. Oragenics requires all directors, officers and employees to read this Policy and acknowledge receipt of a copy of this Policy.

Under existing law, if you buy or sell securities (e.g. stock, stock options, debentures, etc.) of a public company with knowledge of material, non-public (“inside”) information or communicate such information to another person who trades on the basis of the information, you subject yourself to potential severe civil and criminal penalties. Such activity is referred to as “insider trading.” The violation is not limited to information obtained in the performance of your duties with Oragenics. Trading in public securities with knowledge of any material, non-public information, whether or not related to Oragenics, also may subject you to penalties.

Information is deemed to be material if a reasonable investor would consider it important in making a decision to buy, sell or hold a security of a company. Any information that could affect the price of a security may be considered material. If you are uncertain whether information that you have is material, you may consult with our Policy Administrator (see discussion below). If you have material, non-public information, you must not trade until the information has been made public and the trading market has had an opportunity to react to the information.

Inside information should not be communicated to anyone, except in the proper performance of your duties. This includes not communicating inside information to members of your family, friends, and strangers. Disclosing inside information to others (“tipping”), even casually in a social setting, is unlawful if that person trades with that information.

The phrase “buy or sell securities” includes selling the securities short (e.g. selling securities you do not own), trading in options to buy or sell securities, and any other transaction by which you seek to profit from inside information. You may be subject to penalties even if you do not profit from your possession of material inside information.

Policy Administrator. Our Chief Financial Officer, or in his absence, our Chief Executive Officer will act as our Policy Administrator and shall be responsible for administrative implementation of this Policy. They are authorized to take appropriate action for any known or suspected violations or non-compliance. Signed copies of this Policy will be maintained in our personnel files.

Prohibition Against Insider Trading. All Oragenics’ personnel are prohibited from trading in any security (whether or not it is a security of Oragenics) on the basis of inside information and/or communicating that information to others. Common examples of information that is inside information until publicly disclosed are the following:

●	an extremely favorable or unfavorable research discovery or FDA ruling
●	a favorable acquisition
●	an increase or a decline in earnings
●	an extraordinary gain or loss not previously disclosed
●	the failure to pay obligations when due
●	an announcement of a significant previously undisclosed liability
●	a probable sale of a company at a premium over the market price for its securities
●	a proposed tender offer for a company’s stock.

Guidelines for Trading Securities of Oragenics. As explained above, it is unlawful to trade public securities at any time on the basis of inside information. If you are aware of inside information regarding Oragenics, you are absolutely prohibited from trading in our securities. The following are guidelines for the trading of our securities to assist you in avoiding inadvertent trading when Oragenics may possess inside information but you may not.

(1)	Pre-Clearance Policy for Trading. You may not trade at any time without prior clearance from the Policy Administrator. All directors, officers and employees are required to clear at least one (1) day in advance with the Policy Administrator any and all transactions involving our securities. The Policy Administrator will inform you whether or not a black-out period is currently in effect. Trading is prohibited during a black-out period. The Policy Administrator will maintain a written record of clearances given or withheld. The granting of clearance by the Policy Administrator will not constitute approval that any information known to you, but not disclosed by you to the Policy Administrator, is not inside information.

(2)	Black-Out Period. Black-out periods are periods designated by Oragenics as times you may not trade regardless of your knowledge or lack of knowledge of material non-public information. These black-out periods are instituted for a variety of reasons. There will always be a black-out period in place relating to earnings announcements which period begins on the last day of Oragenics’ fiscal quarter and year-end and last until after the second business day following the issuance of our financial results. Directors, officers and employees should limit their trades to the four-week period beginning two business days after quarterly or annual financial information has been released to the public. We may designate additional black-out periods that we believe are warranted under the circumstances.

(3)	Rule 10b5-1 Plans. Rule 10b5-1 trading plans are required to be cleared in advance by the Policy Administrator prior to entering into the trading plan. You may only enter into a Rule 10b5-1 trading plan when you are not in possession of material, non-public information. Once a 10b5-1 trading plan is pre-cleared, trades made pursuant to the plan will not require the pre-clearance set forth in paragraph (1) above.

Although these guidelines may seem restrictive, it is the policy of Oragenics that directors, officers and employees who purchase our securities should do so with the intention of owning the securities for a period of years and not with the intention of realizing a short-term profit based on temporary circumstances.

Safeguarding Inside Information. During the ordinary course of performing your duties, you may become aware of inside information about Oragenics as well as inside information about other companies. If you acquire such inside information, you are prohibited from communicating that information to others, including family members, friends or other employees, except as required in the proper performance of your duties. In addition, you should follow these procedures in your communications with fellow employees:

(1)	Emphasize to personnel involved in the matter the need for absolute confidentiality;

(2)	Use a code name in the documents involving the matter and in referring to the matter, to the extent deemed necessary by your supervisor;

(3)	Take all reasonable steps to protect the confidentiality of such information. For example, keep files and documents in a secure place, away from places where they might come into the view of personnel generally or persons coming into our offices; and

(4)	Destroy documents referring to the matter that are discarded.

Inquiries by Outsiders. In the event that inquiries about Oragenics are made by the financial press, investment analysts or others in the financial community, it is important that all such communications on behalf of Oragenics be made by an appropriately designated officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquirer to our Chief Executive Officer or Chief Financial Officer.

Penalties. If you fail to comply with this insider trading policy, you may be subject to dismissal. If you engage in insider trading, you could also be subject to

(1)	disgorging any profit realized, or loss avoided;

(2)	a civil penalty up to three times that amount in an action by the Securities and Exchange Commission (“SEC”); and

(3)	criminal penalties (up to $1,000,000 plus 10 years in prison, or both).

Questions. Any questions concerning this Policy or its application to any particular circumstances should be directed to the Policy Administrator.